NEWS RELEASE

New York - AG Toronto - AG Frankfurt - FMV	January 23, 2025

First Majestic Provides Positive Exploration Results at San Dimas

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce positive drilling results from its comprehensive 2024 exploration program at its San Dimas Silver and Gold Mine in Durango, Mexico. The 2024 drilling program intersected significant silver and gold mineralization in multiple veins across the San Dimas property.  The drilling results successfully expanded Mineral Resources and will convert Inferred Mineral Resources to Indicated Mineral Resources, and ultimately to Mineral Reserves.

"At the beginning of the year we planned a robust exploration program at our San Dimas mine which has returned impressive results," stated Keith Neumeyer, President & CEO of First Majestic. "Our exploration teams have completed approximately 113,000 metres of drilling within the district and have intersected significant silver and gold mineralization in multiple veins. Through the process of successfully converting Inferred to Indicated Resources at the Perez and Sinaloa-Elia veins, the program derisked mineralization for mining in 2025 and 2026."

SAN DIMAS DRILLING HIGHLIGHTS:

Select highlights from the Company's 2024 exploration program includes the following high-grade silver and gold intercepts:

Perez Vein Highlights (true width):

  PE24_397: 10.03 g/t Au and 1,996 g/t Ag over 3.65 metres ("m");
  PE24_343: 6.28 g/t Au and 1,001 g/t Ag over 2.30 m;
  PE23_328: 3.66 g/t Au and 485 g/t Ag over 3.14 m;
  PE24_346: 2.00 g/t Au and 309 g/t Ag over 5.06 m.

Sinaloa-Elia Vein System Highlights (true width):

  SIN24_120: 23.33 g/t Au and 1,045 g/t Ag over 1.31 m;
  SIN24_106: 6.61 g/t Au and 501 g/t Ag over 2.97 m;
  SIN24_109: 10.91 g/t Au and 796 g/t Ag over 1.69 m;
  SIN24_103: 8.31 g/t Au and 507 g/t Ag over 1.64 m.

Santa Teresa Vein Highlights (true width):

  ST24_067: 10.02 g/t Au and 359 g/t Ag over 3.41 m;
  ST24_051: 3.11 g/t Au and 166 g/t Ag over 5.86 m;
  ST24_065: 13.53 g/t Au and 211 g/t Ag over 1.69 m.

Jessica East Vein Highlights (true width):

  SJE24_480: 2.22 g/t Au and 422 g/t Ag over 0.75 m;
  SJE24_479: 2.27 g/t Au and 223 g/t Ag over 0.78 m.

SAN DIMAS EXPLORATION RESULTS

Exploration drilling at San Dimas intersected significant silver and gold mineralization in multiple veins. Results from four of the veins are highlighted here: Perez, Sinaloa-Elia, Santa Teresa and Jessica East (Figure 1).

Figure 1: San Dimas District Vein Occurrence Map and Highlighted Target Areas

Exploration drilling of the Perez vein extended silver and gold mineralization up-dip in the west-central portion of the vein and converted Inferred to Indicated resources refining vein width and grades.  This process derisked mineralization that will be mined during 2025 and 2026.  The Perez vein potential remains open to the east and to the west (Figure 2).  Select drill hole assay grades and true width intervals of the Perez vein intersections are highlighted below:

  PE24_397: 10.03 g/t Au and 1,996 g/t Ag over 3.65 m;

  PE24_343: 6.28 g/t Au and 1,001 g/t Ag over 2.30 m;

  PE23_328: 3.66 g/t Au and 485 g/t Ag over 3.14 m;

  PE24_346: 2.00 g/t Au and 309 g/t Ag over 5.06 m.

At the historic Sinaloa-Elia vein system located in the western portion of the property, drilling intersected several intervals of silver and gold mineralization.  Resource conversion drilling confirmed and further delineated mineralization below the Sinaloa vein with several intersections returning better than expected values.  Results also reveal that the mineralization is open to the west for potential Mineral Resource expansion.  Follow-up expansionary drilling below historic mine excavations at Elia confirmed the presence of down-dip extension potential with some results initially reported in June 2024 (Figure 3).  Select drill hole assay grades and true width intervals of the Sinaloa-Elia vein system intersections are highlighted below:

  SIN24_120: 23.33 g/t Au and 1,045 g/t Ag over 1.31 m;

  SIN24_106: 6.61 g/t Au and 501 g/t Ag over 2.97 m;

  SIN24_109: 10.91 g/t Au and 796 g/t Ag over 1.69 m;

  SIN24_103: 8.31 g/t Au and 507 g/t Ag over 1.64 m;

  EL24_280: 2.52 g/t Au and 182 g/t Ag over 1.26m.

Expansionary drilling of the Santa Teresa vein has returned significant intercepts both in eastern and western unexplored projection of the vein.  Drilling followed up on results reported in June 2024 and confirmed vein continuity and silver and gold mineralization; there is, to the west, approximately 1 kilometres of strike length of open potential (Figure 4).  Select drill hole assay grades and true width intervals of the Santa Teresa vein intersections are highlighted below:

  ST24_067: 10.02 g/t Au and 359 g/t Ag over 3.41 m;

  ST24_051: 3.11 g/t Au and 166 g/t Ag over 5.86 m;

  ST24_065: 13.53 g/t Au and 211 g/t Ag over 1.69 m.

A review of exploration upside on major past producing veins has identified multiple targets and opportunities for further mineral resource expansion along strike and up and down-dip.  Initial drilling on the eastern projection of the Jessica vein (one of the historic top 5 past producing veins in the district) has intersected veins and returned two encouraging results separated by ~250 m; drilling continues to test the area (Figure 5).

  SJE24_480: 2.22 g/t Au and 422 g/t Ag over 0.75 m;

  SJE24_479: 2.27 g/t Au and 223 g/t Ag over 0.78 m.

Figure 2: Perez Vein Vertical Long Section Looking North

Figure 3: Sinaloa-Elia Vein System Vertical Long Section Looking North

Figure 4: Santa Teresa Vein Vertical Long Section Looking North

Figure 5: Santa Jessica Vein Vertical Grade x Thickness Long Section Looking North

Table 1: Summary of Significant Silver and Gold Drill Hole Intercepts at San Dimas

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (gpt)	Ag (gpt)	AgEq (gpt)
ORO24_119	El Oro Vein	Resource conversion	177.65	1.30	0.92	4.08	36	362
ORO24_121	El Oro Vein	Resource conversion	286.35	1.65	0.95	8.92	1487	2200
	Include		286.35	0.40	0.23	34.18	5263	7998
PE24_321	Perez Vein	Resource conversion	268.80	2.05	1.71	1.53	215	337
PE24_323	Perez Vein	Resource conversion	328.30	1.50	1.06	5.03	138	540
PE24_326	Perez Vein	Resource conversion	176.35	1.15	0.81	2.79	542	765
	Include		176.95	0.55	0.39	4.10	801	1129
PE24_328	Perez Vein	Resource conversion	280.80	4.10	3.14	3.66	485	778
	Include		283.00	1.35	1.03	8.20	1052	1708
PE24_332	Perez Vein	Resource conversion	332.70	1.30	1.08	3.11	170	418
PE24_335	Perez Vein	Resource conversion	265.90	1.50	1.24	1.06	217	302
PE24_438	Perez Vein	Resource conversion	70.15	0.80	0.78	1.59	115	242
PE24_439	Perez Vein	Resource conversion	80.25	0.80	0.75	2.99	503	742
PE24_340	Perez Vein	Resource conversion	283.90	9.10	3.85	2.21	282	459
	Include		285.35	0.40	0.17	7.23	791	1370
	Include		288.80	1.00	0.42	3.75	653	953
PE24_341	Perez Vein	Resource conversion	150.05	1.15	0.91	3.39	434	705
	Include		150.05	0.70	0.55	5.02	657	1059
PE24_343	Perez Vein	Resource conversion	141.35	2.45	2.30	6.28	1001	1503
	Include		141.35	0.55	0.52	7.03	949	1512
	Include		142.25	1.55	1.46	7.11	1199	1769
PE24_346	Perez Vein	Resource conversion	239.10	7.15	5.06	2.00	309	469
	Include		239.10	1.00	0.71	5.46	873	1309
PE24_347	Perez Vein	Resource conversion	171.15	1.85	1.36	2.48	525	724
	Include		172.65	0.35	0.26	4.17	1158	1492
PE24_350	Perez Vein	Resource conversion	288.55	1.75	1.34	2.99	441	680
	Include		288.55	1.15	0.88	3.84	553	861
PE24_351	Perez Vein	Resource conversion	159.80	5.15	4.22	1.07	166	251
PE24_354	Perez Vein	Resource addition	302.40	2.05	1.45	2.64	326	537
	Include		302.40	0.95	0.67	4.02	447	769
PE24_361	Perez Vein	Resource conversion	316.00	2.25	0.95	0.99	146	226
PE24_376	Perez Vein	Resource conversion	137.85	1.40	1.27	1.98	200	358
PE24_380	Perez Vein	Resource addition	285.00	1.80	0.83	3.08	330	576
	Include		286.25	0.55	0.25	8.78	898	1600
PE24_385	Perez Vein	Resource conversion	153.45	1.05	0.91	0.79	157	220
PE24_386	Perez Vein	Resource conversion	271.20	1.55	0.89	4.10	493	820
	Include		271.60	0.55	0.32	7.37	841	1431
PE24_390	Perez Vein	Resource conversion	150.95	1.25	1.02	5.04	860	1263
	Include		150.95	0.60	0.49	7.27	1377	1958
PE24_395	Perez Vein	Resource conversion	202.75	1.00	0.77	2.59	148	355
	Include		203.35	0.40	0.31	5.36	273	701
PE24_397	Perez Vein	Resource conversion	156.40	3.95	3.65	10.03	1996	2799
PE24_401	Perez Vein	Resource addition	314.20	2.70	1.45	2.22	523	700
	Include		315.60	0.55	0.35	3.73	740	1038
PE24_407	Perez Vein	Resource conversion	287.25	3.20	1.41	1.71	323	460
	Include		289.65	0.80	0.46	3.81	724	1029
PE24_415	Perez Vein	Resource addition	782.90	0.75	0.70	1.32	217	322
	Include		782.90	0.30	0.28	3.11	525	774

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (gpt)	Ag (gpt)	AgEq (gpt)
PE24_447	Perez Vein	Resource addition	145.75	7.75	4.16	3.41	325	598
	Include		147.40	0.50	0.27	4.31	456	801
	Include		149.00	1.90	1.02	8.23	646	1304
PE24_448	Vein	Resource conversion	120.15	4.65	2.99	1.51	198	319
	Include		121.40	0.50	0.32	4.60	802	1170
	Perez Vein		150.35	1.25	1.15	1.46	268	385
PE24_451	Perez Vein	Resource conversion	173.95	1.80	1.60	1.79	339	482
PE24_456	Perez Vein	Resource conversion	76.65	1.35	1.07	1.35	274	382
SIN24_103	Vein	Resource conversion	58.50	8.20	3.47	2.28	205	388
	Include		59.10	0.85	0.36	5.83	476	943
	Sinaloa Vein		345.75	2.00	1.64	8.31	507	1172
	Include		345.75	1.15	0.94	12.95	791	1827
SIN24_104	Sinaloa Vein	Resource conversion	296.70	2.00	1.35	4.94	270	665
	Include		297.00	1.10	0.74	7.07	351	917
SIN24_105	Sinaloa Vein	Resource conversion	342.75	1.25	0.96	8.83	225	932
	Include		342.75	0.80	0.61	13.46	269	1346
SIN24_106	Sinaloa Vein	Resource conversion	303.40	3.35	2.97	6.61	501	1030
	Include		303.40	1.00	0.89	6.18	492	986
	Include		305.15	0.60	0.53	15.76	1458	2719
SIN24_108	Sinaloa Vein	Resource conversion	314.70	3.20	2.26	3.93	196	510
	Include	Resource conversion	314.70	0.70	0.49	9.77	562	1344
SIN24_109	Sinaloa Vein	Resource conversion	278.70	2.20	1.69	10.91	796	1669
	Include		279.50	0.95	0.73	20.19	1525	3140
SIN24_110	Sinaloa Vein	Resource conversion	334.10	0.95	0.78	7.93	385	1019
	Include		334.10	0.50	0.41	12.97	620	1658
SIN24_114	Sinaloa Vein	Resource conversion	358.15	1.65	1.50	7.46	118	715
	Include		358.15	0.75	0.68	15.00	211	1411
SIN24_117	Sinaloa Vein	Resource addition	407.85	1.25	0.96	2.10	86	254
SIN24_118	Sinaloa Vein	Resource conversion	365.60	1.20	0.85	1.35	105	213
SIN24_120	Sinaloa Vein	Resource addition	436.65	1.60	1.31	23.33	1045	2911
	Include		437.15	1.10	0.90	32.54	1455	4058
SIN24_124	Sinaloa Vein	Resource addition	417.80	1.15	1.02	3.72	113	411
SIN24_125	Sinaloa Vein	Resource conversion	390.50	1.20	1.04	2.39	82	273
EL24_280	Elia Vein	Resource addition	395.55	2.20	1.26	2.52	182	384
EL24_282	Elia Vein	Resource addition	360.90	1.25	0.84	2.78	100	322
ST24_031	Santa Teresa Vein	Resource addition	149.30	3.05	2.42	2.83	176	402
	Include		150.70	0.55	0.44	6.34	274	781
ST24_051	Santa Teresa Vein	Resource addition	206.60	7.15	5.86	3.11	166	415
	Include		209.25	0.55	0.45	6.12	299	789
	Include		212.70	0.60	0.49	12.16	731	1704
ST24_052	Santa Teresa Vein	Resource addition	237.90	2.40	2.08	4.11	86	415
	Santa Teresa FW		256.80	1.30	1.13	4.95	11	407
ST24_054	Santa Teresa FW	Resource addition	196.10	1.45	1.26	8.51	264	945
	Include		197.00	0.55	0.48	19.33	622	2169
ST24_059	Santa Teresa Vein	Resource addition	139.80	1.20	0.73	0.93	1079	1154
	Include		139.80	0.40	0.24	1.29	3035	3138
ST24_060	Santa Teresa Vein	Resource addition	199.40	1.70	1.39	4.49	124	483
ST24_062	Santa Teresa	Resource addition	233.50	2.70	1.55	3.70	161	457

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (gpt)	Ag (gpt)	AgEq (gpt)
ST24_064	Santa Teresa	Resource conversion	173.60	1.05	1.05	4.46	111	467
	Santa Teresa		175.95	0.75	0.75	5.91	130	603
	Include		176.40	0.30	0.30	8.08	214	860
ST24_065	Santa Teresa	Resource addition	254.15	2.75	1.69	13.53	211	1293
	Include		255.60	1.30	0.80	24.31	288	2233
ST24_067	Santa Teresa	Resource addition	262.25	5.95	3.41	10.02	359	1161
	Include		262.85	1.65	0.95	25.22	1043	3061
	Include		266.90	1.30	0.75	10.18	168	983
ROS24_045	Rosario Vein	Resource addition	380.35	1.10	0.71	4.50	814	1174
	Include		380.65	0.80	0.66	6.06	1091	1576
ROS24_047	Intermedia Vein	Resource addition	315.00	1.05	0.97	10.58	561	1408
	Include		315.00	0.45	0.42	18.93	944	2458
ROS24_052	Rosario Vein	Resource addition	457.65	2.45	1.49	5.64	317	769
	Include		457.65	0.80	0.49	13.61	712	1801
ROS24_053	Intermedia Vein	Resource addition	337.20	3.45	2.33	5.53	382	825
SRE24_298	Santa Regina Vein	Resource conversion	263.85	0.85	0.74	2.53	675	878
	Include		263.85	0.55	0.48	3.22	930	1188
SRE24_299	Santa Regina Vein	Resource addition	479.45	0.80	0.74	1.57	233	358
RO24_475	Roberta Vein	Resource addition	362.50	1.15	1.00	5.92	306	780
	Include		363.10	0.55	0.51	11.43	555	1469
SJE24_479	Santa Jessica Vein	Resource addition	852.75	0.90	0.78	2.27	223	404
SJE24_480	Santa Jessica Vein	Resource addition	1037.20	1.50	0.75	2.22	422	600
	Include		1038.00	0.70	0.35	2.70	514	730
NB24_070	Noche Buena Vein	Resource addition	126.00	0.80	0.71	4.61	603	972
NB24_072	Noche Buena Vein	Resource conversion	126.85	0.90	0.82	2.91	331	564
	Include		126.85	0.60	0.54	3.86	437	746
NB24_078	Noche Buena	Resource addition	139.25	0.85	0.70	3.31	272	537
	Include		139.60	0.50	0.41	5.10	424	832
NB24_080	Noche Buena	Resource addition	284.40	2.70	0.92	7.47	841	1439
	Include		284.40	0.55	0.19	7.48	688	1286
	Include		285.50	1.60	0.55	9.58	1141	1907
NB24_082	Noche Buena	Resource addition	258.75	5.00	1.71	1.61	145	273
	Include		260.85	0.40	0.14	5.05	509	913

Notes:

  All holes are Diamond Drill; AgEq grade = silver grade (g/t) + [gold grade (g/t)*80].
  From and Length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Where present, single samples or intercepts with assay results higher than 700 g/t AgEq are highlighted as "Include" in each intercept.

At San Dimas, silver and gold drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 215 g/t AgEq minimum grade, and a minimum composite length of 0.7 m (true width).  A maximum one metre below the minimum grade was allowed as internal dilution and a single sample below the minimum but above 100 g/t AgEq was allowed in the hanging or footwall to achieve minimum true width in select cases. True width of intercepts is calculated based on current understanding of drill hole and vein angle geometry.  All individual samples or intercepts higher than 700 g/t AgEq are reported as "include".

First Majestic's drilling programs follow established QA/QC insertion protocols with standards, blanks and duplicates introduced to the sample stream and submission of check duplicates to an independent third-party laboratory.  After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half is retained on-site for verification and reference purposes.

Core samples were submitted to First Majestic's owned and operated Central Laboratory (ISO 9001:2015).

At the Central Lab, gold is analyzed by fire assay with atomic absorption finish (Au-AA13), and by fire assay gravimetric finish (ASAG-13-Au, ASAG-15-Au). Results above 10 g/t gold are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-Acid digest atomic absorption finish (AAG-13) or by 30 g fire assay gravimetric finish (ASAG-13-Ag).  Results above 200 g/t silver are analyzed by 30 g fire assay gravimetric finish (ASAG-14).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recent Annual Information Form available at www.sedarplus.ca.

QUALIFIED PERSON

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release.  Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Location, Sample Type, Azimuth, Dip and Total Depth

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
ORO24_119	404186.83	2665505.57	510.27	311.6	30.9	216	Core
ORO24_121	404186.74	2665505.13	510.02	288.2	26.4	315	Core
PE24_321	398694.94	2671241.80	830.57	300.1	28.2	297	Core
PE24_323	399018.62	2671353.55	843.81	307.7	31.9	351	Core
PE24_326	399314.32	2671669.98	858.42	2.5	-21.4	210	Core
PE24_328	398695.08	2671241.42	830.03	293.7	27.2	300	Core
PE24_332	399018.67	2671353.57	844.03	302.2	31.1	360	Core
PE24_335	398695.09	2671241.80	830.97	310.9	35.1	297	Core
PE24_340	398695.30	2671241.54	830.25	289.2	24.4	300	Core
PE24_341	399311.20	2671668.72	858.31	287.7	-19.3	186	Core
PE24_343	399311.94	2671669.24	858.49	311.4	-15.9	183	Core
PE24_346	398695.49	2671242.10	831.10	318.7	37.0	276	Core
PE24_347	399310.90	2671668.67	858.76	286.5	-3.0	192	Core
PE24_350	398694.79	2671240.95	830.13	281.1	19.7	297	Core
PE24_351	399311.90	2671669.25	858.83	304.0	-2.5	195	Core
PE24_354	398693.94	2671240.38	830.16	278.1	18.9	309	Core
PE24_361	398693.86	2671240.07	829.88	269.8	12.4	324	Core
PE24_376	399312.88	2671669.69	858.02	325.9	-33.0	198	Core
PE24_380	398695.57	2671242.02	831.19	316.2	38.1	303	Core
PE24_385	399312.57	2671669.59	858.03	334.0	-43.9	186	Core
PE24_386	398694.60	2671241.53	830.66	296.9	25.1	285	Core
PE24_390	399311.77	2671669.19	858.76	310.7	-7.5	171	Core
PE24_395	399313.36	2671669.84	859.01	343.1	2.0	231	Core
PE24_397	399310.90	2671668.67	858.76	294.4	-8.4	178	Core
PE24_401	398695.61	2671242.10	831.31	319.3	42.6	329	Core
PE24_407	399314.86	2671669.38	858.98	8.0	0.1	327	Core
PE24_438	398730.79	2671362.25	935.27	353.9	1.4	108	Core
PE24_439	398731.26	2671362.21	935.25	5.3	0.4	90	Core
PE24_447	398731.28	2671361.78	937.17	339.6	41.5	190	Core
PE24_448	398732.89	2671361.92	936.21	27.0	20.5	189	Core
PE24_451	398731.78	2671361.91	936.75	2.5	35.3	207	Core
PE24_456	398732.09	2671362.23	934.82	21.4	-22.2	120	Core
SIN24_103	399888.71	2666329.74	561.72	311.5	-20.8	369	Core
SIN24_104	399888.29	2666329.06	561.58	305.6	-12.2	318	Core
SIN24_105	399888.37	2666329.16	561.39	298.8	-15.8	375	Core
SIN24_106	399888.28	2666329.14	561.56	297.5	-8.5	342	Core
SIN24_108	399888.31	2666329.19	561.47	297.5	-12.6	360	Core
SIN24_109	399888.40	2666329.09	561.76	291.6	-2.3	329	Core
SIN24_110	399888.35	2666329.01	561.60	291.3	-9.0	357	Core
SIN24_114	399888.23	2666327.97	561.40	294.2	-15.5	381	Core
SIN24_117	399740.06	2666103.84	562.85	308.3	-9.5	498	Core
SIN24_118	399888.68	2666329.41	561.24	304.5	-23.9	403	Core
SIN24_120	399739.93	2666103.68	562.89	294.8	-6.7	525	Core
SIN24_124	399739.55	2666103.91	562.76	300.6	-10.2	501	Core
SIN24_125	399888.13	2666327.64	561.54	278.3	-11.0	405	Core
EL24_280	400316.27	2667086.85	548.98	187.0	-38.1	450	Core
EL24_282	400316.25	2667087.50	549.26	186.8	-47.5	384	Core

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
ST24_031	397881.41	2667260.65	577.81	303.0	7.9	249	Core
ST24_051	397881.13	2667260.07	577.71	287.0	-2.6	315	Core
ST24_052	397881.64	2667259.90	577.54	286.2	-19.8	294	Core
ST24_054	397881.19	2667260.54	577.75	293.4	-0.4	328	Core
ST24_059	397881.00	2667260.50	576.99	140.0	-40.3	204	Core
ST24_060	398331.72	2667366.41	559.43	305.2	40.4	240	Core
ST24_062	398331.32	2667365.72	559.47	297.8	43.8	255	Core
ST24_064	398331.96	2667366.93	559.33	316.0	38.8	195	Core
ST24_065	398331.47	2667366.09	559.40	292.5	40.8	273	Core
ST24_067	398331.22	2667365.81	559.08	285.6	33.8	294	Core
ROS24_045	400151.46	2665597.09	555.16	197.5	-1.0	633	Core
ROS24_047	399811.70	2665304.41	950.59	182.3	-16.3	855	Core
ROS24_052	400150.99	2665597.17	555.44	207.2	4.4	531	Core
ROS24_053	399811.22	2665303.91	950.83	184.7	-7.6	723	Core
SRE24_298	399695.22	2670822.92	842.52	162.3	27.2	606	Core
SRE24_299	399693.84	2670824.09	842.03	197.6	25.6	531	Core
RO24_475	401130.19	2668953.36	744.44	277.9	23.8	423	Core
SJE24_479	401988.50	2672366.33	1044.36	200.8	-27.6	1068	Core
SJE24_480	401988.14	2672365.00	1044.10	200.3	-17.3	1152	Core
NB24_070	400702.87	2671037.78	1144.68	159.9	22.4	159	Core
NB24_072	400701.90	2671037.72	1143.50	177.0	2.0	144	Core
NB24_078	400704.97	2671037.87	1144.31	135.3	19.8	240	Core
NB24_080	400719.96	2671050.99	1143.92	103.9	15.9	330	Core
NB24_082	400720.55	2671050.84	1143.85	104.6	11.4	303	Core

Notes:

  San Dimas: All Collar coordinates are determined using total station equipment after hole completion with WGS84, Zone 13 (metres) as the reference system.